UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
September 22, 2010
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐      No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐      No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Presse Press Presse

Munich, Germany, September 21, 2010
Siemens Healthcare adjusts goodwill in the Diagnostics Division
Ad-hoc announcement pursuant to section 15 of the German Securities Trading Act (WpHG)
The Siemens Healthcare Sector will adjust goodwill of presumably up to €1.4 billion in the fourth quarter of fiscal 2010. This impairment is being made in connection with a reevaluation of medium-term growth prospects and long-term market developments of the laboratory diagnostics business. Siemens acquired DPC, Bayer Diagnostics and Dade Behring in 2006 and 2007, merging them to create one of the world’s leading provider of laboratory diagnostics. The impairment has no cash impact and leaves the company’s outlook for fiscal 2010 unaffected.
“Today, Siemens is a worldwide leading company in imaging, healthcare IT and laboratory diagnostics. The acquisitions in laboratory diagnostics were key steps to this end, as the continuing high profitability of the business shows. Due to long-term changes in the overall healthcare market, it became necessary to reassess growth expectations,” said Peter Löscher, President and CEO of Siemens AG. Hermann Requardt, CEO of the Healthcare Sector, added, “While the cost targets associated with the integration of the three companies were completely met, we haven’t achieved our growth targets. We’re now resolutely tackling this challenge on the basis of an adjusted valuation which relates to our new business targets.”
The laboratory diagnostics business has been under new management since May 1, 2010, when Michael Reitermann – previously responsible for sales and service for Siemens’ healthcare business in the U.S. – was appointed CEO of the Diagnostics Division. “Our new management team is focusing its strategy on expanding the Division’s power of innovation – one of the traditional strengths of Siemens. This should enable laboratory diagnostics business to achieve the targeted high level of performance,” noted Requardt.
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Siemens AG (Berlin and Munich) is a global powerhouse in electronics and electrical engineering, operating in the industry, energy and healthcare sectors. For over 160 years, Siemens has stood for technological excellence, innovation, quality, reliability and internationality. The company is the world’s largest provider of environmental technologies, generating €23 billion – nearly one-third of its total revenue – from green products and solutions. In fiscal 2009, which ended on September 30, 2009, revenue totaled €76.7 billion and net income €2.5 billion. At the end of September 2009, Siemens had around 405,000 employees worldwide. Further information is available on the Internet at: www.siemens.com.
The Siemens Healthcare Sector is one of the world’s largest suppliers to the healthcare industry and a trendsetter in medical imaging, laboratory diagnostics, medical information technology and hearing aids. Siemens offers its customers products and solutions for the entire range of patient care from a single source – from prevention and early detection to diagnosis, and on to treatment and aftercare. By optimizing clinical workflows for the most common diseases, Siemens also makes healthcare faster, better and more cost-effective. Siemens Healthcare employs some 48,000 employees worldwide and operates around the world. In fiscal year 2009 (to September 30), the Sector posted revenue of €11.9 billion and profit of around €1.5 billion. Further information is available at: www.siemens.com/healthcare.
This document contains forward-looking statements and information – that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For Siemens, particular uncertainties arise, among others, from changes in general economic and business conditions (including margin developments in major business areas and recessionary trends); the possibility that customers may delay the conversion of booked orders into revenue or that prices will decline as a result of continued adverse market conditions to a greater extent than currently anticipated by Siemens’ management; developments in the financial markets, including fluctuations in interest and exchange rates, commodity and equity prices, debt prices (credit spreads) and financial assets generally; continued volatility and a further deterioration of the capital markets; a worsening in the conditions of the credit business and, in particular, additional uncertainties arising out of the subprime, financial market and liquidity crises; future financial performance of major industries that Siemens serves, including, without limitation, the Sectors Industry, Energy and Healthcare; the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; the introduction of competing products or technologies by other companies; a lack of acceptance of new products or services by customers targeted by Siemens; changes in business strategy; the outcome of pending investigations and legal proceedings and actions resulting from the findings of these investigations; the potential impact of such investigations and proceedings on Siemens’ ongoing business including its relationships with governments and other customers; the potential impact of such matters on Siemens’ financial statements; as well as various other factors. More detailed information about certain of the risk factors affecting Siemens is contained throughout this report and in Siemens’ other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.
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Siemens AG	Media Relations: Dr. Marc Langendorf
Corporate Communications and Government Affairs	Phone: +49 89 636-37035
Wittelsbacherplatz 2, 80333 Munich	E-mail: marc.langendorf@siemens.com
Germany	Siemens AG
Wittelsbacherplatz 2, 80333 Munich
Reference number: AXX201009.102e

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: September 22, 2010	/s/	Dr. Klaus Patzak

	Name:	Dr. Klaus Patzak
	Title:	Corporate Vice President and Controller

	/s/	Dr. Juergen M. Wagner

	Name:	Dr. Juergen M. Wagner
	Title:	Head of Financial Disclosure and
Corporate Performance Controlling